17009973

SEC
Mail Processing
Section

MAR 0 3 2017

Washington DC

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-32117

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Citicorp Securities Services, Inc. (Filed as Public Information)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

388 Greenwich Street
(No. and Street)

New York	NY	10013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John McCoy 212-816-4460
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BS

CITICORP SECURITIES SERVICES, INC.

(A wholly owned subsidiary of Citigroup Financial Products Inc.)

Statement of Financial Condition

December 31, 2016

(With Report of Independent Registered Public Accounting Firm Thereon)

February 27, 2017

State of New York)
) SS:
County of New York)

We do hereby affirm that to the best of our knowledge and belief, the attached financial statements as of December 31, 2016 and supplementary schedules are true and correct, and that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer. We do hereby certify that the attached financial statements as of December 31, 2016 and supplementary schedules will promptly be made available to Citicorp Securities Services, Inc. members and allied members whose signatures do not appear below.

Josh Kurek
Chief Executive Officer

Ramsey Saliba
Chief Financial Officer

Notary Public

RICHARD BUCKLEY
Notary Public, State of New York
No. 01BU5036552
Qualified in Westchester County
Commission Expires November 28, 20 18

Subscribed and sworn to before me this
27th day of February 2017

This report contains (check all applicable boxes):**

X (a) Facing page.
X (b) Statement of Financial Condition.
__ (c) Statement of Operations.
__ (d) Statement of Cash Flows.
__ (e) Statement of Changes in Stockholder's Equity.
__ (f) Statement of Changes in Subordinated Indebtedness.
__ (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1.
__ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
__ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
__ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
__ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
__ (m) A copy of the SIPC Supplemental Report.
__ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
__ (o) Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5.
__ (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Account Pursuant to Rule 171-5.

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
Citicorp Securities Services, Inc.:

We have audited the accompanying statement of financial condition of Citicorp Securities Services, Inc. as of December 31, 2016 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Citicorp Securities Services, Inc. as of December 31, 2016, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, NY
February 27, 2017

CITICORP SECURITIES SERVICES, INC.
(A wholly owned subsidiary of Citigroup Financial Products Inc.)

Statement of Financial Condition

As of December 31, 2016

(In thousands, except share information)

Assets		
Cash and cash equivalents	$	191,239
Cash deposited with clearing organizations		2,509
Securities received as collateral, at fair value (pledged to various counterparties)		8,721,001
Deposits paid for securities borrowed		3,566,433
Other assets		1,531
Total assets	$	12,482,713
Liabilities and Stockholder's Equity		
Deposits received for securities loaned	$	3,566,433
Obligations to return securities received as collateral, at fair value		8,721,001
Payables and accrued liabilities		18,717
Total liabilities		12,306,151
Subordinated indebtedness		75,000
Stockholder's equity:		
Common stock (par value $1 per share; 1,000 shares authorized, issued and outstanding)		1
Additional paid-in capital		38,425
Retained earnings		63,136
Total stockholder's equity		101,562
Total liabilities and stockholder's equity	$	12,482,713

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation

Citicorp Securities Services, Inc. (the Company) is a wholly owned subsidiary of Citigroup Financial Products Inc. (the Parent), and is an indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc. (CGMHI). The Company's ultimate parent is Citigroup Inc. (Citigroup). The Company is a registered broker-dealer with the U.S. Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company operates a securities business dealing in collateralized financing transactions.

The accompanying financial statements have been prepared from separate records maintained by the Company, which may not necessarily be indicative of the financial condition or the results of operations that would have existed if the Company had been operated as an unaffiliated company.

The Company operates under the provisions of subparagraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of subparagraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. Citigroup Global Markets Inc. (CGMI), an affiliated company, acts as the clearing broker-dealer for the Company. The preparation of the accompanying financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the financial statements and the related footnote disclosures. While management makes its best judgment, actual amounts or results could differ from those estimates. Current market conditions increase the risk and complexity of the judgments in these estimates.

(b) Cash and Cash Equivalents

The Company's cash and cash equivalents consist of cash and money market funds.

(c) Deposits paid for securities borrowed and Deposits received for securities loaned

Securities borrowing and lending transactions generally do not constitute a sale of the underlying securities for accounting purposes and are treated as collateralized financing transactions when the transaction involves the exchange of cash.

Deposits paid for securities borrowed and deposits received for securities loaned are recorded at the amount of cash advanced or received and are collateralized principally by equity securities. Fees paid or received for all securities lending and borrowing transactions are recorded in "Interest expense" or "Interest and dividend income" at the contractually specified rate. The Company monitors the fair value of securities borrowed and securities loaned daily, and additional collateral is obtained as necessary. In the event of counterparty default, the Company has the right to liquidate the collateral held.

(d) ***Securities received as collateral and Obligations to return securities received as collateral, at fair value***

In transactions where the Company acts as lender in a securities lending agreement and receives securities that can be pledged or sold as collateral, it recognizes an asset on the statement of financial condition representing the securities received and a liability for the same amount representing the obligation to return those securities.

(e) ***Income Taxes***

The Company is subject to the income tax laws of the U.S. and its states and municipalities in which it operates. These tax laws are complex and subject to different interpretations by the taxpayer and the relevant governmental taxing authorities. In establishing a provision for income tax expense, the Company must make judgments and interpretations about the application of these inherently complex tax laws. The Company must also make estimates about when in the future certain items will affect taxable income in the various tax jurisdictions.

(2) Capital Requirements

The Company, as a broker-dealer, is subject to the Uniform Net Capital Rule of the SEC (Rule 15c3-1). Under the alternative method permitted by the Rule, the Company is required to maintain net capital, as defined, equal to the greater of $250 or 2% of aggregate debit items arising from customer transactions. As of December 31, 2016, the Company's net capital of $173,082 exceeded the minimum requirement by $172,832.

(3) Collateral and Pledged Assets

At December 31, 2016, the approximate fair value of collateral received by the Company that may be resold or repledged, was $21.0 billion. This collateral was received in connection with securities borrowed of $12.3 billion and loaned of $8.7 billion.

(4) Related Party Transactions

The Company has entered into various related party transactions with certain affiliates. Amounts charged for operational support represent an allocation of costs.

(a) ***Subordinated Indebtedness***

The Company has a $200,000 subordinated revolving credit agreement with Citigroup. At December 31, 2016, there is $75,000 drawn and included in subordinated indebtedness under this facility. This subordinated credit agreement bears interest at a rate agreed upon by both parties (currently 2.225%) and has a maturity date of June 30, 2028 at December 31, 2016. The maturity date is automatically extended an additional year, unless the Company notifies FINRA in writing at least seven months prior to the maturity date that such scheduled maturity date shall not be extended.

All subordinated indebtedness qualifies for inclusion in net capital at December 31, 2016. In accordance with Rule 15c-3-1, subordinated indebtedness may not be repaid if net capital is less than 5% of aggregate debit items, as defined, or if other net capital requirements are not met.

(b) Collateralized Financing Agreements

At December 31, 2016, all "Deposits paid for securities borrowed" represent collateralized financing transactions with CGMI.

(c) Interest

The Company recorded interest expense of $82,006 and interest revenue of $831 relating to the collateralized financing transactions with affiliates. Payable and accrued liabilities include $5,518 owed to affiliate for interest. The Company also recorded interest expense of $1,576 relating to the subordinated indebtedness with Citigroup.

(d) Affiliate Expense Allocation

The "affiliate expense allocation" in the Statement of Operations of $2,335 reflects charges for expense sharing and direct support services provided by an affiliate. Payables and accrued liabilities include $133 for the affiliate expense allocation owed.

(5) Income Taxes

The operations of the Company are subject to income tax laws of the U.S. and its states and municipalities, and the foreign jurisdictions where it operates. The Company's U.S. federal and state and local income taxes are provided based on an income tax sharing agreement with Citigroup, Inc. Deferred taxes are provided on a separate return basis. Under the tax sharing agreement with Citigroup, the Company settles its current tax liability with Citigroup throughout the year except for any tax liabilities expected to be payable as a separate taxpayer. The Company is included in the consolidated U.S. federal income tax return and unitary state returns of Citigroup and subs.

During the year, the Company received no income tax payments from the Parent. At December 31, 2016, the Company had income taxes payable to the Parent of $13,121.

Deferred income taxes at December 31, 2016 related to the following:

Deferred tax assets:	
Fixed Assets	$ 1
Tax Carry Forwards	1,288
Other deferred tax assets	14
Total deferred tax assets	1,303
Deferred tax liabilities:	
Other deferred tax liabilities	-
Total deferred tax liabilities	-
Net deferred tax asset	$ 1,303

The Company has no valuation allowance on deferred tax assets at December 31, 2016. Although realization is not assured, the Company believes that the realization of the recognized deferred tax asset is more likely than not based on expectations as to future taxable income in the jurisdictions in which it operates and available tax planning strategies, as defined in ASC 740, that could be implemented if necessary to prevent a carryforward from expiring.

The Company has no uncertain tax positions, and accordingly maintains no tax reserves.

The following are the major tax jurisdictions in which the Company and its affiliates operate and the earliest tax year subject to examination:

Jurisdiction	Tax year
United States	2014
New York State	2012
New York City	2012

(6) Securities Borrowed and Securities Loaned

Securities borrowing and lending agreements represent collateralized financing transactions and are generally documented under industry standard agreements that allow the prompt close-out of all transactions (including the liquidation of securities held) and the offsetting of obligations to return cash or securities by the non-defaulting party, following a payment or other default by the other party under the relevant master agreement.

The securities borrowing and lending agreements are recorded at the amount of cash advanced or received. With respect to securities loaned, the Company receives cash collateral in an amount generally in excess of the market value of the securities loaned. The Company monitors the market value of securities borrowed and securities loaned on a daily basis and obtains or posts additional collateral in order to maintain contractual margin protection.

The enforceability of offsetting rights incorporated in the master netting agreements for securities borrowing and lending agreements is evidenced to the extent that a supportive legal opinion has been obtained from counsel of recognized standing that provides the requisite level of certainty regarding the enforceability of these agreements, and that the exercise of rights by the non-defaulting party to terminate and close-out transactions on a net basis under these agreements will not be stayed or avoided under applicable law upon an event of default including bankruptcy, insolvency or similar proceeding.

The following table presents the gross and net securities borrowing and lending agreements and the related offsetting amount permitted under ASC 210-20-45.

	As of December 31, 2016				
	Gross amounts of recognized assets / (liabilities)	Gross amounts offset on the Statement of Financial Condition (1)	Net amounts of assets included on the Statement of Financial Condition	Amounts not offset on the Statement of Financial Condition but eligible for offsetting upon counterparty default	Net amounts (2)
Deposits paid for securities borrowed	$3,566,433	$ —	$3,566,433	$ —	$3,566,433
Deposits received for securities loaned	(3,566,433)	—	(3,566,433)	—	(3,566,433)

(1) Includes financial instruments subject to enforceable master netting agreements that are permitted to be offset under ASC 210-20-45.

(2) Remaining exposures continue to be secured by financial collateral, but the Company may not have sought or been able to obtain a legal opinion evidencing enforceability of the offsetting right.

The following table presents the gross amount of liabilities associated with securities lending agreements, by remaining contractual maturity as of December 31, 2016:

	Open and Overnight	Total
Deposits received for securities loaned	$3,566,433	$3,566,433

The following table presents the gross amount of liabilities associated with securities lending agreements, by class of underlying collateral as of December 31, 2016:

	Securities Lending Agreements	Total
US listed equity securities	$3,566,433	$3,566,433

(7) Fair Value Measurements

ASC 820-10 *Fair Value Measurement*, defines fair value, establishes a consistent framework for measuring fair value and requires disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Among other things, the standard requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

ASC 820-10 specifies a hierarchy of inputs based on whether the inputs are observable or unobservable. Observable inputs are developed using market data and reflect market participant assumptions, while unobservable inputs reflect the Company's market assumptions. These two types of inputs have created the following fair value hierarchy:

- Level 1: Quoted prices for *identical* instruments in active markets.
- Level 2: Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are *observable* in active markets.
- Level 3: Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are *unobservable*.

As required under the fair value hierarchy, the Company considers relevant and observable market inputs in its valuations where possible. The frequency of transactions, the size of the bid ask spread and the amount of adjustment necessary when comparing similar transactions are all factors in determining the liquidity of markets and the relevance of observed prices in those markets. The Company used quoted market prices to determine the fair value of all of its securities received as collateral at December 31, 2016.

The following table presents for each of the fair-value hierarchy levels the Company's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2016.

	Level 1	Level 2	Level 3	Total
Assets:				
US listed equity securities	$ 8,696,912	—	—	$ 8,696,912
Debt securities	—	24,089	—	24,089
Securities received as collateral, at fair value	$ 8,696,912	$ 24,089	$ —	$ 8,721,001
Liabilities:				
US listed equity securities	$ 8,696,912	—	—	$ 8,696,912
Debt securities	—	24,089	—	24,089
Obligations to return securities received as collateral, at fair value	$ 8,696,912	$ 24,089	$ —	$ 8,721,001

The Company did not have any significant transfers of assets or liabilities between Levels 1 and 2 of the fair value hierarchy during the twelve months ended December 31, 2016.

Estimated Fair Value of Financial Instruments Not Carried at Fair Value

The table below presents the carrying value and fair value of the Company's financial instruments that are not carried at fair value. The table below therefore excludes items measured at fair value on a recurring basis presented in the table above. Also, as required, the disclosure excludes the effect of taxes, any premium or discount that could result from offering for sale at one time the entire holdings of a particular instrument, and other expenses that would be incurred in a market transaction. In addition, the table excludes the values of non-financial assets and liabilities.

The fair value represents management's best estimates based on a range of methodologies and assumptions. The carrying value of short-term financial instruments not accounted for at fair value, as well as receivables and payables arising in the ordinary course of business, approximates fair value because of the relatively short period of time between their origination and expected realization.

	December 31, 2016		Estimated fair value		
	Carrying value	Estimated fair value	Level 1	Level 2	Level 3
Assets:					
Deposits paid for securities borrowed	$3,566,433	$3,566,433	$ —	$3,566,433	$ —
Other financial assets [(1)]	194,139	194,139	—	193,748	391
Liabilities:					
Deposits received for securities loaned	$3,566,433	$3,566,433	$ —	$3,566,433	$ —
Subordinated indebtedness	75,000	75,000	—	—	75,000
Other financial liabilities [(2)]	5,528	5,528	—	—	5,528

[(1)] Includes cash and cash equivalents, cash deposited with clearing organizations, and other financial instruments included in *Other assets* on the statement of financial condition, for all of which the carrying value is a reasonable estimate of fair value.
[(2)] Includes other financial instruments included in *Payables and accrued liabilities* on the statement of financial condition, for all of which the carrying value is a reasonable estimate of fair value.

(8) Concentrations of Credit Risk

At December 31, 2016, collateral held for securities borrowed is with CGMI. For securities loaned, the Company has counterparty concentrations with financial institutions domiciled in the United States.

(9) Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2016 that would require recognition or disclosure in these financial statements through February 27, 2017, which is the date these financial statements were issued. No such transactions required recognition in the financial statements for the year ended December 31, 2016.